UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             RIMPAC RESOURCES LTD.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   766761 10 0
                                 (CUSIP Number)


             Fay M. Matsukage, Esq., 455 Sherman Street, Suite 300,
                         Denver, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766761 10 0                                               Page 2 of 4


                                  SCHEDULE 13D

  1     NAME OF REPORTING PERSON                         LEE P. JOHNSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
        (See Instructions)                                           (b) [x]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS (See Instructions)
        PF

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                            [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

 NUMBER OF            7         SOLE VOTING POWER
SHARES BENE-                    1,431,250
  FICIALLY            8         SHARED VOTING POWER
  OWNED BY                      0
    EACH              9         SOLE DISPOSITIVE POWER
 REPORTING                      1,431,250
PERSON WITH           10        SHARED DISPOSITIVE POWER
                                0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        1,431,250

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                        [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.2%

  14    TYPE OF REPORTING PERSON*
        IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 766761 10 0                                               Page 3 of 4

ITEM 1. SECURITY AND ISSUER.

Common shares

Rimpac Resources Ltd.
3665 Ruffin Road, Suite 115
San Diego, CA  92123

ITEM 2. IDENTITY AND BACKGROUND.

(a)     Name:  Lee P. Johnson

(b) Residence or business address: 3665 Ruffin Road, Suite 115, San Diego, California 92123

(c) Present principal occupation: businessman - Chief Technology Officer of Internet LOTO, 3665 Ruffin Road, Suite 115, San Diego, California 92123

(d)     Convictions in the last 5 years:  None

(e)     Securities law violations in the last 5 years:  None

(f)     Citizenship:  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used for the acquisition of the shares of the issuer were the personal investment funds of Lee P. Johnson and no sums were borrowed from any source to make these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Johnson acquired his shares in February 2002 to effect the share exchange between Rimpac Resources Ltd. and Internet LOTO.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     Aggregate number of shares:  1,431,250 shares of common stock; 7.2%

(b) Number of shares with sole voting and dispositive power: 1,431,250 shares of common stock; 7.2%

(c) Transactions effected during the past 60 days: Effective February 1, 2002, Mr. Johnson acquired 1,431,250 shares of common stock of Rimpac Resources Ltd. in exchange for his shares of Internet LOTO.

(d)     Not applicable.

(e) Mr. Johnson is the beneficial owner of more than 5% of the class of securities.

CUSIP No. 766761 10 0                                               Page 4 of 4



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 21, 2002                       /s/ LEE P. JOHNSON
                                       -----------------------------------------
                                       Lee P. Johnson